UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Announces 2021 AGM Results

June 23, 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company”) (NYSE: MBT, MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the decisions reached at the Company’s Annual General Meeting of Shareholders (the “AGM”) held in absentia on June 23, 2021.

At the meeting, the following resolutions were adopted:

•	To approve final annual dividends of RUB 26.51 per ordinary MTS share (RUB 53.02 per ADR), or in total RUB 52.97 bn (RUB 52,966,349,804.28), based on the Company’s full-year 2020 financial results with a record date of July 8, 2021 and payout to be completed on or before August 12, 2021;

•	To approve the Company’s Annual Report and Annual Financial Statements, including Profit & Loss Statement;

•	To elect to the MTS Board of Directors:

o	Felix Evtushenkov, Non-Executive Director;

o	Konstantin Ernst, Independent Director;

o	Regina von Flemming, Independent Director;

o	Thomas Holtrop, Independent Director;

o	Shaygan Kheradpir, Independent Director;

o	Vyacheslav Nikolaev, Executive Director, MTS President & CEO;

o	Nadia Shouraboura, Independent Director;

o	Valentin Yumashev, Independent Director; and

o	Artem Zassoursky, Non-Executive Director.

•	To elect the members of the Company’s Auditing Commission;

•	To approve Deloitte & Touche CIS CJSC as MTS’s auditor; and

•	To approve the MTS Charter as revised.

* * *

For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

* * *

Mobile TeleSystems PJSC (“MTS” – NYSE: MBT; MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as cloud computing and IoT. By early 2021, there were more than 86 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 78 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,000 owned and franchised retail outlets in Russia, and provides nearly 10 million households with broadband, TV, and/or fixed-line telephone connectivity. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s depositary receipts are listed on the New York Stock Exchange under the ticker MBT and its shares on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: June 23, 2021